UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CASTLIGHT HEALTH, INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

14862Q100

(CUSIP Number)

Attention: General Counsel

Venrock

3340 Hillview Avenue

Palo Alto, California 94304

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK ASSOCIATES V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): PN

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK ENTREPRENEURS FUND V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): PN

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK PARTNERS V, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): PN

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK MANAGEMENT V, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): OO

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VEF MANAGEMENT V, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): OO

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK PARTNERS MANAGEMENT V, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): OO

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK ASSOCIATES VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): PN

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK PARTNERS VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): PN

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK MANAGEMENT VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): OO

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

1	Names of Reporting Persons: VENROCK PARTNERS MANAGEMENT VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒(1)
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 20,783,255(2)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 20,349,930(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,783,255(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.2%(4)

14	Type of Reporting Person (See Instructions): OO

(1)

Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

(2)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,669,816 shares of Class B Common Stock owned by VA6 (of which 401,779 shares are held in escrow for up to 12 months and which VA6 has voting power, but not dispositive power) and 288,138 shares of Class B Common Stock owned by VP6 (of which 31,546 shares are held in escrow for up to 12 months and which VP6 has voting power, but not dispositive power). Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(3)

Consists of 14,047,522 shares of Class A Common Stock and 1,133,948 shares of Class B Common Stock owned by VA5, 330,053 shares of Class A Common Stock and 26,643 shares of Class B Common Stock owned by VEF5, 1,190,996 shares of Class A Common Stock and 96,139 shares of Class B Common Stock owned by VP5, 3,268,037 shares of Class B Common Stock owned by VA6 and 256,592 shares of Class B Common Stock owned by VP6. Each share of Class A Common Stock is convertible into one share of Class B Common Stock.

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017. For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

CUSIP No. 14862Q100

This Schedule 13D/A is being filed by the Venrock Entities (as defined below) and the Venrock GPs (as defined below) to report the acquisition of Class B Common Stock, as described in Item 3 below.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), of Castlight Health, Inc., a Delaware corporation (the “Issuer” or “Castlight”). The principal executive offices of the Issuer are located at 121 Spear Street, Suite 300, San Francisco, CA 94105.

Item 2. Identity and Background

(a)

This Schedule 13D is filed by Venrock Associates V, L.P. (“VA5”), Venrock Entrepreneurs Fund V, L.P. (“VEF5”), Venrock Partners V, L.P. (“VP5”), Venrock Associates VI, L.P. (“VA6”) and Venrock Partners VI, L.P. (“VP6”) (together, the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC (the “Venrock GPs”).

(b)	The address of the principal place of business of each of the Venrock Entities and Venrock GPs is 3340 Hillview Avenue, Palo Alto, California 94304.

(c)	The principal business of each of the Venrock Entities and Venrock GPs is a venture capital investment business.

(d)

During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Venrock Entities may be deemed to beneficially own an aggregate of 20,783,255 shares of Class B Common Stock, as detailed below.

On January 4, 2017, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Neptune Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Jiff, Inc., a Delaware corporation (“Jiff”) and Fortis Advisors LLC, as the Stockholders’ Agent, pursuant to which Merger Sub merged with and into Jiff with Jiff surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).  On April 3, 2017, the Issuer completed the Merger.

Prior to the Merger, VA5, VEF5 and VP5 (the “Venrock 5 Entities”) were the holders of an aggregate of 15,568,571 shares of Class A Common Stock and 1,256,730 shares of Class B Common Stock of the Issuer.  Also prior to the Merger, VA6 and VP6 (the “Venrock 6 Entities”) were the holders of an aggregate of 6,500,000 shares of Series B Preferred Stock and 1,540,910 shares of Series C Preferred Stock of Jiff.  As consideration in the Merger, the Venrock 6 Entities received an aggregate of

CUSIP No. 14862Q100

3,965,979 shares of the Issuer’s Class B Common Stock in exchange for their equity interest in Jiff.  Of these 3,965,979 shares of Class B Common Stock, 433,325 shares are currently being held in escrow for 12 months following the Merger to serve as partial security for certain indemnification obligations of Jiff stockholders pursuant to the Merger Agreement (and the Venrock 6 Entities have the power to vote, but not dispose of, such shares while held in escrow), and 8,025 shares are being held in an expense fund, which will be used for the purposes of paying directly or reimbursing the Stockholders’ Agent for out-of-pocket costs and expenses and legal fees incurred by the Stockholders’ Agent in connection with the administration of its duties (the Venrock 6 Entities do not have the power to vote or dispose of such shares).  On April 3, 2017, at the closing of the Merger, the closing price of the Issuer’s Class B Common Stock was $3.65 per share.

Item 4. Purpose of Transaction

The Venrock Entities acquired the securities as part of the Merger described in Item 3 above and incorporated herein by reference.

Other than as described above, and except that the Venrock Entities, the Venrock GPs or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class B Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Class B Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D/A, none of the Venrock Entities, the Venrock GPs or, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Bryan Roberts, a member of each of the Venrock GPs, is a member of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D/A.

CUSIP No. 14862Q100

(a)           As of the date hereof, the Venrock Entities own the following shares:

	Class A Common Stock Held(1)	Class B Common Stock Held	Class B Common Stock Beneficially Owned(2)
Venrock Associates V, L.P.	14,047,522	1,133,948	20,783,255
Venrock Partners V, L.P.	1,190,996	96,139	20,783,255
Venrock Entrepreneurs Fund V, L.P.	330,053	26,643	20,783,255
Venrock Associates VI, L.P.	—	3,669,816	20,783,255
Venrock Partners VI, L.P.	—	288,138	20,783,255

(1)         Each share of Class A Common Stock is convertible, at any time at the option of the holder, into one share of Class B Common Stock.

(2)         Includes shares of Class A Common Stock on an as converted basis.

As the general partners of VA5, VEF5, VP5, VA6 and VP6, respectively, Venrock Management V, LLC, VEF Management V, LLC, Venrock Partners Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC may be deemed to own beneficially all of the Class B Common Stock.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 22.2% of the outstanding Class B Common Stock. The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on an estimated 78,106,127 shares of Class B Common Stock outstanding as of April 3, 2016, as set forth (i) in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2017 (the “Form 10-K”) that states that as of February 24, 2017, there were 51,106,127 shares of Class B Common Stock outstanding and (ii) approximately 27,000,000 shares of Class B Common Stock were issued in connection with the merger transaction described therein, subject to specified adjustments, as described in the Issuer’s current report on Form 8-K filed with SEC on April 3, 2017.  For purposes of calculating the Reporting Persons’ beneficial ownership percentage, only the 15,568,571 shares of Class A Common Stock held by the Reporting Persons as converted to Class B Common Stock are included. The 20,783,255 shares of Class B Common Stock beneficially owned by the Reporting Persons represent approximately 15.7% of the Issuer’s outstanding combined Common Stock as of April 3, 2017, based on a total of approximately 132,394,136 shares of Common Stock (including 54,288,009 shares of Class A Common Stock) outstanding as of February 24, 2017, as set forth in the Form 10-K, and represent approximately 25.9% of the combined voting power of the Issuer’s Common Stock.

(b)           Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no shares of Class B Common Stock, sole power to dispose or to direct the disposition of no shares of Class B Common Stock, shared power to vote or to direct the vote of 20,783,255 shares of Class B Common Stock and shared power to dispose or to direct the disposition of 20,349,930 shares of Class B Common Stock.

(c)           Except as reported herein, the reporting persons have not engaged in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class B Common Stock beneficially owned by the Venrock Entities and the Venrock GPs.

(e)           Not applicable.

CUSIP No. 14862Q100

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As consideration in the Merger, the Venrock 6 Entities received an aggregate of 3,965,979 shares of the Issuer’s Class B Common Stock in exchange for their equity interest in Jiff.  Of these 3,965,979 shares of Class B Common Stock, 433,325 shares are currently being held in escrow for 12 months following the Merger to serve as partial security for certain indemnification obligations of Jiff stockholders pursuant to the Merger Agreement (and the Venrock 6 Entities have the power to vote, but not dispose of, such shares while held in escrow), and 8,025 shares are being held in an expense fund, which will be used for the purposes of paying directly or reimbursing the Stockholders’ Agent for out-of-pocket costs and expenses and legal fees incurred by the Stockholders’ Agent in connection with the administration of its duties (the Venrock 6 Entities do not have the power to vote or dispose of such shares).

Item 7. Material to be Filed as Exhibits

A.

Agreement and Plan of Merger and Reorganization (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 001-36330), filed with the Securities and Exchange Commission on January 4, 2017).

B.	Agreement regarding filing of joint Schedule 13D/A.

CUSIP No. 14862Q100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2017

VENROCK ASSOCIATES V, L.P.		VENROCK ASSOCIATES VI, L.P.
By: Venrock Management V, LLC		By: Venrock Management VI, LLC
Its: General Partner		Its: General Partner

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
Name:	David L. Stepp	Name:	David L. Stepp
Title:	Authorized Signatory	Title:	Authorized Signatory

VENROCK PARTNERS V, L.P.		VENROCK PARTNERS VI, L.P.
By: Venrock Partners Management V, LLC		By: Venrock Partners Management VI, LLC
Its: General Partner		Its: General Partner

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
Name:	David L. Stepp	Name:	David L. Stepp
Title:	Authorized Signatory	Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P.		VENROCK MANAGEMENT VI, LLC
By: VEF Management V, LLC
Its: General Partner		By:	/s/ David L. Stepp
		Name:	David L. Stepp
By:	/s/ David L. Stepp	Title:	Authorized Signatory
Name:	David L. Stepp
Title:	Authorized Signatory
VENROCK PARTNERS MANAGEMENT VI, LLC
VENROCK MANAGEMENT V, LCC
		By:	/s/ David L. Stepp
By:	/s/ David L. Stepp	Name:	David L. Stepp
Name:	David L. Stepp	Title:	Authorized Signatory
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 14862Q100

SCHEDULE 1

Members

Brian D. Ascher
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, VEF Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC
Citizenship: USA

Michael C. Brooks
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anthony B. Evnin
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Bryan E. Roberts
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, VEF Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC
Citizenship: USA

Michael F. Tyrrell
c/o Venrock
34 Farnsworth Street, 3rd Floor
Boston, MA 02210
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, VEF Management V, LLC, Venrock Management VI, LLC and Venrock Partners Management VI, LLC
Citizenship: USA

CUSIP No. 14862Q100

EXHIBIT B

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D/A is being filed on behalf of each of the undersigned.

Dated: April 12, 2017

VENROCK ASSOCIATES V, L.P.		VENROCK ASSOCIATES VI, L.P.
By: Venrock Management V, LLC		By: Venrock Management VI, LLC
Its: General Partner		Its: General Partner

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
Name:	David L. Stepp	Name:	David L. Stepp
Title:	Authorized Signatory	Title:	Authorized Signatory

VENROCK PARTNERS V, L.P.		VENROCK PARTNERS VI, L.P.
By: Venrock Partners Management V, LLC		By: Venrock Partners Management VI, LLC
Its: General Partner		Its: General Partner

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
Name:	David L. Stepp	Name:	David L. Stepp
Title:	Authorized Signatory	Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P.		VENROCK MANAGEMENT VI, LLC
By: VEF Management V, LLC
Its: General Partner		By:	/s/ David L. Stepp
		Name:	David L. Stepp
By:	/s/ David L. Stepp	Title:	Authorized Signatory
Name:	David L. Stepp
Title:	Authorized Signatory
VENROCK PARTNERS MANAGEMENT VI, LLC
VENROCK MANAGEMENT V, LCC
		By:	/s/ David L. Stepp
By:	/s/ David L. Stepp	Name:	David L. Stepp
Name:	David L. Stepp	Title:	Authorized Signatory
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory